NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of the Common Stock (the 'Common Stock') of Penn Treaty American Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on November 17, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in light of the Company's news announcements on October 3, 2008 regarding a proposed economic restructuring plan (the 'plan') and the overall uncertainty as to the timing, outcome, and ultimate effect on the Company's shareholders. The Company noted that, absent a binding letter of intent in connection with the Company's previously disclosed strategic alternatives review process by January 1, 2009, the Company has requested that the Pennsylvania Insurance Department place its insurance subsidiaries under voluntary rehabilitation effective January 2, 2009, as its primary insurance subsidiary would be considered insolvent under Pennsylvania statute. In connection with the plan, the Company noted that the Company has also voluntarily ceased the issuance of new policies nationwide effective immediately. In addition, NYSE Regulation noted the fact that the Company was delayed in filing its December 31, 2007 Form 10-K and other quarterly reports with the Securities and Exchange Commission ('SEC') and was operating under a late filer trading extension period that would have extended through October 31, 2008. However, in light of the aforementioned developments, NYSE Regulation decided to take action to remove the Company. 1. The Exchange's Listed Company Manual, Section 802.01D, states in part that 'the Exchange is not limited by the criteria set forth in this section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.' Other factors which may lead to a company's delisting include: Reduction in Operating Assets and/or Scope of Operations 2. The Exchange, on October 3, 2008, determined that the Common Stock of the Company should be suspended immediately, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on October 3, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange immediately and at the close on October 3, 2008 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period.